May 31, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street NE Washington, D.C. 20549 Attn: Jenny O’Shanick and Geoff Kruczek

Re:	Phygital Immersive Limited

Registration Statement on Form F-4

Filed May 4, 2023

File No. 333-271649

Dear Ms. O’Shanick and Mr. Kruczek:

On behalf of our client, Phygital Immersive Limited, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 17, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-4, submitted on May 4, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Form F-4 filed May 4, 2023

Questions and Answers about the Proposals

What interests do JGGC’s current officers and directors have in the Business Combination?, page 25

1.

Refer to your revised disclosures on bullet three. We note you deleted the total approximate amount of reimbursements and out-of-pocket expenses for JGGC and its directors. Please revise your filing throughout to include this disclosure.

Response: The Company has revised the disclosure on pages 26, 52, and 128 of Amendment No. 1 to address the Staff’s comment. As noted in the revised disclosure, there have been no out-of-pocket reimbursable expenses owed back to Jaguar Global Growth Corporation I (“JGGC”) and its directors, which was the reason for the prior deletion.

How do the JGGC Public Warrants differ from the JGGC Private Placement Warrants..., page 30

2.

We note your response to prior comment 1. For clarity, please cross-reference your disclosure on page 30 when you generally state “except as described herein with respect to the New PubCo Private Warrants” in the first paragraph of page 331.

Response: The Company has revised the disclosure on page 343 of Amendment No. 1 to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination, page 36

3.	Please quantify and disclose the amount of IPO proceeds raised by JGGC and the total amount of share redemptions by JGGC stockholders that have occurred as of the most recent date practicable.

Response: The Company has revised the disclosure on page 37 of Amendment No. 1 to address the Staff’s comment.

Risk Factors

The Transactions may be reviewed..., page 105

4.	We note your response to prior comment 37. Please revise to address in your disclosure the first two sentences of that comment.

Response: The Company has revised the disclosure on pages 107 and 108 of Amendment No. 1 to address the Staff’s comment.

New Pubco’s warrant agreement..., page 116

5.

We note your revisions in response to prior comment 4. Please address the part of that comment requesting that the exhibit be consistent with the scope of the forum provision as set forth in your disclosure. We note that it appears Exhibit 4.9 will be filed by amendment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the Amended and Restated Warrant Agreement as Exhibit 4.9 with Amendment No. 1, which contains a forum provision consistent in scope to the one described on pages 119 and 120 of Amendment No. 1.

Certain Unaudited Projected Financial Information

Fairness Opinion of Houlihan Capital, page 151

6.	Please revise your disclosure on page 55 to quantify the compensation paid and to be paid to the financial advisor.

Response: The Company has revised the disclosure on page 56 of Amendment No. 1 to address the Staff’s comment.

7.

Refer to the second paragraph on page 153. Please expand to explain the “assessment of company-specific factors and available data” that caused the financial advisor “to rely solely upon the Guideline Public Company Method under the Market Approach in estimating the value range.” Ensure your disclosure also explains the reasons for excluding any other method of valuation.

Response: The Company has revised the disclosure on page 157 of Amendment No. 1 to address the Staff’s comment.

8.

Please substantially revise the disclosure you added in response to prior comment 17 to include additional disclosure about the data underlying the financial advisor’s analyses so that investors have sufficient information to evaluate the bases for the fairness determination. For example, disclose additional data such as the high, low and, if calculated, median and mean values and growth and discount rates for each of the comparable companies, and identify the companies. Also clarify the criteria the advisor used to select comparable companies and whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses.

Response: The Company has revised the disclosure on pages 157-159 of Amendment No. 1 to address the Staff’s comment.

9.

Refer to the first paragraph on page 154. Please identify the “certain factors” that suggest that GLAAM would trade at a premium to the guideline public companies, and “other factors” that indicate it would trade at a discount. Explain why the financial advisor placed “significant weight” on projected growth and margins rather than on other factors.

Response: The Company has revised the disclosure on page 159-160 of Amendment No. 1 to address the Staff’s comment.

The Business Combination Agreement

Ownership of, and Voting Rights in, New PubCo Following the Business Combination, page 163

10.

Refer to the second table. Please tell us how this table illustrates the varying levels of equity interest and voting power in New PubCo Ordinary Shares as a result of the exercise of New PubCo Warrants, or revise.

Response: The Company has revised the disclosure on pages 170-171 of Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 203

11.

The table on page 203 sets forth the share ownership on a pro forma basis under the No Redemption and Maximum Redemption scenarios, please clarify if the share amounts presented in the table have been adjusted for any share redemptions that occurred subsequent to the balance sheet date.

Response: The Company respectfully advises the Staff that no share redemptions have occurred subsequent to the balance sheet date and the Company has revised the disclosure on page 215 of Amendment No. 1 to make that clearer.

Maximum Redemption Scenario, page 208

12.

Your pro forma cash and cash equivalents balance, under the maximum redemption scenario, is negative $27.3 million. With reference to applicable IFRS guidance, please tell us why you believe it is appropriate to present a pro forma negative cash balance, rather than a liability. Please also tell us and disclose whether or not the merger will proceed in your maximum redemption scenario given a negative cash (i.e., liability) result.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no specific standard in IFRS that prohibits the presentation of a negative cash balance in pro forma financial statements. The presentation of such negative cash balance in Note 2(b) on page 224 of Amendment No. 1 is mainly due to the payment of redemptions to JGGC public stockholders under the maximum redemption scenario. The Company elected to present a negative cash balance to clearly highlight and present the result of a maximum redemption scenario in comparison to the no redemption scenario and the interim redemption scenario.

The Company further advises the Staff that it has revised the notice of meeting and the disclosure on pages 11, 94, 126 and 206-209 of Amendment No. 1 to include a proposal to amend, by special resolution, JGGC’s Existing Governing Documents immediately prior to the Merger to eliminate the limitation that JGGC shall not redeem public shares to the extent that such redemption would cause JGGC’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”) in order to allow JGGC to redeem public shares irrespective of whether such redemptions would breach the Redemption Limitation. The Company has also revised the disclosure on pages 23, 41 and 181 of Amendment No. 1 to reflect that the Company and JGGC have also agreed to waive the condition in the Business Combination Agreement that the net tangible assets of JGGC must be at least $5,000,001 after giving effect to the Transactions, including any redemptions of Public Shares and receipt of the net proceeds actually contributed by investors pursuant to any Equity Financing Arrangement. As such, the merger will proceed in the event of the realization of the maximum redemption scenario and the Company has revised Note 2(b) on page 224 of Amendment No. 1 accordingly.

13.

It appears your maximum redemption scenario would result in JGGC having net tangible book value below $5,000,001. Based on other disclosures in your filing, you state such a scenario will not allow the merger to proceed. As such, it appears you should modify your maximum redemption scenario to portray the maximum amount of redemptions which can be sustained, while still allowing the merger to proceed. Your disclosures should also clearly state the consequences of a full 100% redemption scenario, including whether or not the merger will be terminated.

Response: The Company acknowledges the Staff’s comment and respectfully refers to its response to comment 12 above.

Note 2—Pro Forma Adjustments and Transaction Accounting Adjustments, page 212

14.

Please explain to us your adjustment 2(c)i regarding the waiver of deferred underwriting fees. Your adjustment description indicates you have debited cash and also debited a deferred underwriting fee liability. Please explain why you are not adjusting pro forma equity for the underwriting fee waiver.

Response The Company has revised Note 2(c)(i) on page 225 of Amendment No. 1 to disclose that the Company has adjusted equity for the underwriting fee waiver instead of adjusting cash. Therefore, the deferred underwriting fee has been debited in Retained Earnings (equity) and credited in Liabilities.

Business of GLAAM

Supply Agreements, page 266

15.

We note your response to prior comment 22 and your disclosure in paragraph seven of page 266 that the supply agreements may be terminated by either party if either party “enters into a merger agreement.” Please revise to clarify if this termination provision includes your business combination and, if so, if any material supply agreements have been terminated or if you have received any notice of termination.

Response: The Company has revised the disclosure on page 279 of Amendment No. 1 to address the Staff’s comment.

Market Size and Market Strategy, page 269

16.	We note your response to prior comment 24. Please revise to clearly specify here that you expect the DOOH media to grow at 12 per annum until 2025, as set forth in your response.

Response: The Company has revised the disclosure on page 282 of Amendment No. 1 to address the Staff’s comment.

GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 276

17.	Please disclose your response to prior comment 26.

Response: The Company has revised the disclosure on page 292 of Amendment No. 1 to address the Staff’s comment.

Material Cash Requirements, page 288

18.

We note your disclosure that you do not expect significant capital expenditures to be required in the short to medium term because you already have manufacturing capacity representing approximately $440 million in annual sales as of December 31, 2021. Please revise to update as of the end of the latest financial year and any subsequent interim period. Further, please revise to clarify how this disclosure is consistent with your disclosure on page 75 that the COVID-19 pandemic had, and could continue to, an adverse impact on the construction of manufacturing facilities for your technology platform. It is unclear if this technology platform being constructed refers to your two manufacturing facilities, for which construction was completed in 2007 and 2018, as disclosed on page 256.

Response: The Company has revised the disclosure on pages 272 and 300 of Amendment No. 1 address the Staff’s comment.

19.

Please revise to discuss the March 2023 convertible bond and your plans to repay it, including sources of funds. If applicable, revise the “Sources and Uses of Funds for the Business Combination” table on page 56 to reflect that repayment.

Response: The Company has revised the disclosure on page 301 of Amendment No. 1 to clarify that Company intends to repay March 2023 convertible bond to Charm Savings Bank prior to the Closing with a potential third-party equity investment into GLAAM it anticipates receiving prior to Closing.

Non-IFRS Measures

Adjusted EBITDA, page 290

20.

In your response to our prior comment number 29, you write in part “bad debt expenses, development cost aside and inventory disposal are not normal, recurring or cash operating expenses necessary to operate the business.” To help us better understand your disclosure, please tell us in greater detail how you concluded that these adjustments were for items separable from your normal operations rather than normal, recurring operating expenses and how you quantified the amounts deemed to be incremental to charges incurred prior to COVID-19. Please also describe what “development cost asides” are and how they are accounted for, as we did not find other references to these outside of your Adjusted EBITDA non-GAAP measure. In addition, describe the nature of the expenses incurred for support of a football team, as these appear to be an advertising or marketing campaign.

Response: The Company has revised the disclosure on page 304 of Amendment No. 1 to reflect that it has removed inventory disposal and $2,326,122 in bad debt expenses from its calculation of Adjusted EBITDA.

As a result of the impacts of the COVID-19 pandemic, several of GLAAM’s customers terminated their contracts after the product installation had started but before it had been fully completed and GLAAM was subsequently unable to collect the amounts owed to it thereunder. GLAAM wrote off the amounts owed under these contracts as bad debt expenses in its 2021 financial statements. GLAAM considers these to be one-off expenses because GLAAM does not normally accept the termination of contracts or returns of the G-Glass once it has been installed given the nature of the G-Glass product. As a result, GLAAM does not have any provision or allowance for customer product returns. In addition, before the COVID-19 pandemic, none of GLAAM’s customers had terminated their contracts in this manner.

As such, the Company believes that the bad debt expenses adjustment is appropriate because these are not normal, recurring or cash operating expenses necessary to operate the business.

Further, the Company reassessed the nature of its inventory disposals and determined that they are typical occurrences inherent in manufacturing business operations, and so should not be considered a normalized item. The Company made corresponding changes to the Adjusted EBITDA calculation.

The Company respectfully advises the Staff that the development costs it was referring to were costs relating to research and development (“R&D”). To provide more context, during the preparation for its 2021 audit, GLAAM’s management reassessed the nature of its capitalized R&D costs and determined that, due to the difficulty in proving the technical feasibility of completing the asset in accordance with IAS 38R.57 and the nature of the cost, the R&D costs were more appropriately classified as expenses. Moreover, GLAAM management recorded R&D costs of $159,235 as an advanced payment relating to a joint development of LED-related products between GLAAM and Osram GmbH. Therefore, since there was no longer any asset value associated with the expense, GLAAM management decided to wrote-off all capitalized R&D costs.

The Company respectfully advises that the expenses incurred for support of a football game related to a one-time payment to Pyeongtaek Citizen Soccer Team for a GLAAM marketing campaign to be used on player uniforms and banners for their stadium. GLAAM management believes this is a one-time, non-recurring expense and accordingly determined that it was adequate to consider it a normalized item.

21.

We note the exhibits you filed in response to prior comment 22 and the indication in your exhibit index that information was redacted from those documents. It appears, however, that no redactions were actually made. Please revise or advise.

Response: The Company has refiled Exhibits 10.17 and 10.18 with the redactions and revised page II-3 of the Exhibit Index of Amendment No. 1 to address the Staff’s comment.

General

22.

We understand that Barclays and Citigroup waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with these firms.

Response: The Company has revised the disclosure on pages 243-244 of Amendment No. 1 to address the Staff’s comment.

23.

Please describe what relationship existed between Barclays and Citigroup and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by them. For example, clarify whether they had any role in the identification or evaluation of business combination targets.

Response: The Company has revised the disclosure on pages 243-244 of the registration statement, the relationship between JGGC, Barclays Capital Inc. (“Barclays”) and Citigroup Global Markets Inc. (“Citigroup”) after the consummation of its initial public offering on February 15, 2022 (the “IPO”) was limited to general dialogue between representatives of JGGC, Barclays and Citigroup (and other investment banking professionals) about sourcing targets and broader SPAC market conditions in the ordinary course. After the IPO, Barclays and Citigroup had no involvement in the proposed Business Combination with GLAAM Co., Ltd. (other than periodically discussing broader market conditions with representatives of JGGC in the ordinary course), and Barclays and Citigroup were not retained in any role after the IPO. Neither Barclays nor Citigroup had any role in the identification or evaluation of business combination targets, with the exception of general dialogue in the ordinary course.

24.

Please disclose whether Barclays or Citigroup provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why either firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, add risk factor disclosure to explicitly clarify that each firm has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: The Company has revised the disclosure on pages 31 and 243-244 of Amendment No. 1 to address the Staff’s comments.

25.

Please tell us whether you are aware of any disagreements with Barclays or Citigroup regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that each firm was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet each firm is waiving such fees and, as applicable, disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it is not aware of any disagreements with Barclays or Citigroup regarding the disclosure in the registration statement. Further, the Company has revised the disclosure on page 31 of Amendment No. 1 to address the Staff’s comment to add the appropriate risk factor disclosure and clarifications as requested. However, the Company advises that while neither Barclays nor Citigroup has been involved in the preparation of any disclosure included in the registration statement, the Company is not aware of either of the underwriters disclaiming responsibility for such disclosure.

26.	Please provide us with any correspondence between Barclays and Citigroup and the SPAC relating to either firm’s fee waiver and indication to the SPAC that they no longer wish to be involved.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company’s communication with Barclays and Citigroup was verbal in nature and the Company did not have any written correspondence with either Barclays or Citigroup relating to such firm’s fee waiver (apart from the Fee Waiver letter and emails arranging for signatures of the Fee Waiver letter) nor relating to its indication to JGGC that they no longer wished to be involved.

27.

Please revise your disclosure to highlight for investors that Barclays’ and Citigroup’s withdrawal indicates that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that either firm has been previously involved with the transaction.

Response: The Company has revised the disclosure on pages 31, 108-109, and 243-244 of Amendment No. 1 to address the Staff’s comment.

28.

Please provide us with a letter from Barclays and from Citigroup stating whether each firm agrees with the statements made in your prospectus related to their desire to not be involved and fee waiver and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each firm and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If either firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that each firm indicated that it no longer wanted to be involved with the transaction and forfeited its fees, if applicable, and that each firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether each firm performed substantially all the work to earn its fees.

Response: The Company acknowledges the Staff’s comment and respectfully advises that each of Barclays and Citigroup has declined to provide a letter stating whether they agree with the statements made in our prospectus related to their desire to not be involved and their fee waiver. Accordingly, the Company has revised the disclosure on pages 243-244 of Amendment No. 1 to address the Staff’s comments.

29.

We note your response to prior comment 39 that you have not received “formal notice” from Barclays or Citigroup about ceasing involvement in the transaction, though both firms have verbally indicated to you that they no longer intend to be involved. Please disclose this aspect of your response. Please also reconcile with your current disclosures on pages 137 and 138 regarding certain provisions of Barclays’s and Citigroup’s engagement letters regarding surviving each firm’s “resignation.”

Response: The Company has revised the disclosure on pages 142, 225, 243 and 266 in Amendment No. 1 to address the Staff’s comment.

* * *

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Dr. Orhan Ertughrul, Phygital Immersive Limited